August 25, 2010

James W. Cuminale, Esq.
Chief Legal Officer
Nielsen Holdings B.V.
770 Broadway
New York, NY 10003

> **Re:**   **Nielsen Holdings B.V.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed August 16, 2010**
> **File No. 333-167271**

Dear Mr. Cuminale:

We have reviewed your amended Form S-1 and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 11, 2010.

<u>Management</u>

<u>Directors and Officers, page 96</u>

1. We note your response to prior comment 8 that Mr. Calhoun is not currently an executive director of the company. Please revise your statement in the first paragraph on page 96 that Nielsen Holdings' current board includes "one executive director (Mr. Calhoun)."

<u>Director Qualifications, page 101</u>

2. It appears that you have revised your filing to include Javier G. Teruel as a director to the board after the completion of the offering. Please disclose the specific "experience, qualifications, attributes or skills" of Mr. Teruel that led the company to conclude that he should serve as a director. See Item 401(e) of Regulation S-K.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Tamara Tangen, Senior Staff Accountant, at (202) 551- 3443 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Attorney-Adviser, at (202) 551-3453. If you require additional assistance, you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via facsimile at (212) 455-2502
        Joseph H. Kaufman
        Simpson Thacher & Bartlett LLP